Filed Pursuant to Rule 424(b)(3)

File Number 333-133393

PROSPECTUS SUPPLEMENT NO. 3

to Prospectus, as amended and restated,

declared effective on March 30, 2007

(Registration No. 333-133393)

WINMARK CORPORATION

This Prospectus Supplement No.3 supplements our Prospectus, as amended and restated, declared effective March 30, 2007 (as previously supplemented by the prospectus supplements dated April 10, 2007 and April 17, 2007, collectively, the “Prospectus”).

You should read this Prospectus Supplement No. 3 together with the Prospectus.

This Prospectus Supplement No. 3 includes the attached Quarterly Report of Winmark Corporation for the period ended March 31, 2007 on Form 10-Q as filed with the Securities and Exchange Commission on May 14, 2007 and the Current Report on Form 8-K of Winmark Corporation as filed with the Securities and Exchange Commission on May 16, 2007.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 3 is May 17, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2007

Commission File Number 000-22012

Winmark Corporation

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	41-1622691
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

4200 Dahlberg Drive, Suite 100
Golden Valley, MN 55422-4837
(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, Including Area Code 763-520-8500

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
(or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.

Yes: ☒            No: ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer in
Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer: ☐            Accelerated filer: ☐            Non-Accelerated filer: ☒

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐            No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Common stock, no par value, 5,467,445 shares outstanding as of May 7, 2007.

WINMARK CORPORATION AND SUBSIDIARIES

PART I.                   FINANCIAL INFORMATION

ITEM 1:                   Financial Statements

WINMARK CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS

(unaudited)

	March 31, 2007	December 30, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$1,020,600	$1,037,800
Receivables, less allowance for doubtful accounts of $52,000 and $66,900	2,681,100	2,203,500
Investment in direct finance leases	6,776,900	5,777,400
Income tax receivable	653,300	812,700
Inventories	96,000	68,700
Prepaid expenses	1,201,900	1,435,100
Deferred income taxes	191,500	191,500
Total current assets	12,621,300	11,526,700

Long-term investment in leasing operations	16,036,200	12,474,000
Long-term investments	11,500,000	11,500,000
Long-term notes receivables, net	68,200	73,800
Property and equipment, net	609,200	573,500
Other assets, net	625,800	625,800
Deferred income taxes	684,500	832,300
	$42,145,200	$37,606,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Line of credit	$9,700,000	$600,000
Current renewable subordinated notes	1,353,400	3,239,600
Accounts payable	1,365,300	1,608,100
Accrued liabilities	1,793,300	2,029,700
Current discounted lease rentals	147,100	157,300
Rents received in advance	688,200	479,300
Current deferred revenue	1,177,200	1,116,100
Total current liabilities	16,224,500	9,230,100
Long-term renewable subordinated notes	12,731,600	12,138,600
Long-term discounted lease rentals	—	41,000
Long-term deferred revenue	452,600	441,400
Shareholders’ Equity:
Common stock, no par, 10,000,000 shares authorized, 5,467,445 and 5,657,042 shares issued and outstanding	84,800	550,000
Retained earnings	12,651,700	15,205,000
Total shareholders’ equity	12,736,500	15,755,000
	$42,145,200	$37,606,100

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31, 2007	April 1, 2006
REVENUE:
Royalties	$5,152,900	$5,043,800
Merchandise sales	1,259,100	1,290,700
Leasing income	775,700	261,800
Franchise fees	300,000	215,000
Other	139,200	162,000
Total revenue	7,626,900	6,973,300
COST OF MERCHANDISE SOLD	1,207,200	1,239,100
LEASING EXPENSE	135,800	3,800
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,993,700	4,321,400
Income from operations	1,290,200	1,409,000
INTEREST EXPENSE	(333,000)	—
INTEREST AND OTHER INCOME	129,400	456,100
Income before income taxes	1,086,600	1,865,100
PROVISION FOR INCOME TAXES	(424,400)	(751,800)
NET INCOME	$662,200	$1,113,300
EARNINGS PER SHARE — BASIC	$.12	$.18
EARNINGS PER SHARE — DILUTED	$.12	$.18
WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	5,584,731	6,030,371
WEIGHTED AVERAGE SHARES OUTSTANDING — DILUTED	5,716,521	6,270,083

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31, 2007	April 1, 2006
OPERATING ACTIVITIES:
Net income	$662,200	$1,113,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	71,700	40,500
Allowance for doubtful accounts	(15,000)	(142,800)
Provision for credit losses	88,300	77,600
Gain on sale of investment	—	(360,000)
Compensation expense related to stock options	201,600	225,700
Deferred initial direct costs, net of amortization	(174,000)	(73,100)
Loss from disposal of property and equipment	—	1,400
Change in operating assets and liabilities:
Receivables	(457,000)	(257,000)
Income tax receivable	159,400	603,700
Inventories	(27,300)	(26,300)
Prepaid expenses	233,200	(98,100)
Deferred income taxes	147,800	—
Accounts payable	(242,800)	55,500
Accrued liabilities	(236,400)	(116,000)
Additions to advance and security deposits	304,200	322,800
Deferred revenue	72,300	128,000
Net cash provided by operating activities	788,200	1,495,200
INVESTING ACTIVITIES:
Proceeds from sale of investment	—	360,000
Purchases of property and equipment	(107,400)	(62,200)
Purchase of equipment for lease contracts	(6,481,300)	(3,062,600)
Principal collections on lease receivables	1,858,800	604,800
Net cash used for investing activities	(4,729,900)	(2,160,000)
FINANCING ACTIVITIES:
Proceeds from borrowings on line of credit	9,100,000	—
Proceeds from issuance of subordinated notes	727,000	—
Payments on subordinated notes	(2,020,200)	—
Repurchase of common stock	(3,915,100)	(785,000)
Proceeds from exercises of options and warrants	—	191,300
Tax benefit on exercised options	32,800	157,800
Net cash provided by (used for) financing activities	3,924,500	(435,900)
DECREASE IN CASH AND CASH EQUIVALENTS	(17,200)	(1,100,700)
Cash and cash equivalents, beginning of period	1,037,800	2,947,700
Cash and cash equivalents, end of period	$1,020,600	$1,847,000
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$317,700	$—
Cash paid for income taxes	$49,300	$23,100

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.     Management’s Interim Financial Statement Representation:

The accompanying condensed financial statements have been prepared by Winmark Corporation and subsidiaries (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  The Company has a 52/53 week year which ends on the last Saturday in December.  The information in the condensed financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements.  This report should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s latest Annual Report on Form 10-K.

Revenues and operating results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

2.     Organization and Business:

The Company offers licenses to operate franchises using the service marks Play it Again Sports®, Once Upon A Child®, Music Go Round®, Plato’s Closet® and Wirth Business Credit™.  In addition, the Company sells inventory to its Play It Again Sports® franchisees through its buying group.  The Company also operates both small-ticket and middle-market equipment leasing businesses.

3.     Long-Term Investments:

The Company has an investment in Tomsten, Inc. (“Tomsten”), the parent company of “Archiver’s” retail chain.  Archiver’s is a retail concept created to help people preserve and enjoy their photographs.  The Company has invested a total of $7.5 million in the purchase of common stock of Tomsten.  The Company’s investment currently represents 18.3% of the outstanding common stock of Tomsten and is accounted for by the cost method.  The Company has entered into a voting agreement with Tomsten appointing officers of Tomsten as the Company’s proxy with the right to vote the Tomsten shares held by the Company consistent with the two largest shareholders of Tomsten (or in case of their disagreement, consistent with a majority of the remaining shareholders) as long as the Company owned such shares.  No officers or directors of the Company serve as officers or directors of Tomsten.

On October 8, 2004, the Company agreed to make a $2.0 million preferred stock investment in Commercial Credit Group, Inc. (“CCG”), a newly formed equipment leasing company specializing in construction, transportation and waste management equipment.  At closing, the Company paid $1.5 million for approximately 21.5% of the outstanding equity of CCG.  The Company made the remaining $500,000 investment on May 20, 2005.  In August 2005, CCG raised an additional $3.0 million of preferred stock.  Subsequent to the most recent financing, the Company owned approximately 17.7% of the outstanding equity of CCG.  This investment was accounted for by the cost method.

On February 15, 2006, the Company entered into two separate transactions with CCG whereby CCG (i) redeemed its 20,000 shares of Series A-1 preferred stock at face value of $100 per share held by the Company and, (ii) issued $2,000,000 of five-year senior subordinated notes that carry an interest rate of 14.75%, which is compounded quarterly.  In connection with the redemption, a $360,000 transaction fee was received by the Company.  The Company recorded the $360,000 fee as additional consideration for the redemption for its preferred stock which, when combined with the $2,000,000 redemption proceeds, resulted in a gain of $360,000 on the transaction.  The gain is included in interest and other income for the quarter ended April 1, 2006.

On October 13, 2004, the Company made a commitment to lend $2.0 million to BridgeFunds Limited at an annual rate of 12% pursuant to several senior subordinated promissory notes.  BridgeFunds Limited advances funds to claimants involved in civil litigation to cover litigation expenses.  The proceeds of the loans are used to fund these advances.  On October 13, 2004, February 9, 2005, May 24, 2005 and May 15, 2006, Winmark Corporation funded $500,000, $500,000, $500,000 and $500,000, respectively, of such $2.0 million commitment.  In addition, Winmark Corporation has received a warrant to purchase approximately 257,000 shares of BridgeFunds which currently represents 11.8% of the equity of BridgeFunds on a fully diluted basis.  BridgeFunds is currently in the process of raising capital which, if successful, will reduce Winmark’s fully diluted ownership.

4.  Investment in Leasing Operations:

Investment in leasing operations consists of the following:

	March 31, 2007	December 30, 2006
Minimum lease payments receivable	$23,263,100	$19,945,500
Estimated residual value of equipment	924,900	802,000
Unearned lease income net of initial direct costs deferred	(4,038,500)	(3,422,400)
Security deposits	(771,600)	(676,400)
Allowance for credit losses	(522,000)	(433,700)
Total investment in leasing operations	18,855,900	16,215,000
Less: current investment in direct finance leases	(6,776,900)	(5,777,400)
Long-term investment in direct financing leases	12,079,000	10,437,600
Equipment installed on leases not yet commenced	3,957,200	2,036,400
Total long-term investment in leasing operations	$16,036,200	$12,474,000

The Company had $26,600 and $0 of write-offs of lease receivables during the first quarter of 2007 and 2006, respectively.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs and fees deferred is as follows for the remainder of fiscal 2007 and the full fiscal years thereafter as of March 31, 2007:

Fiscal Year	Minimum Lease Payments Receivable	Income Amortization
2007	$6,861,600	$1,717,000
2008	8,319,600	1,440,400
2009	5,274,800	606,700
2010	1,880,100	220,500
2011	867,700	52,900
Thereafter	59,300	1,000
	$23,263,100	$4,038,500

5.  Accounting for Stock-Based Compensation:

In 2002, the Company adopted the fair value method recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement No. 123) using the prospective method as provided by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.   In 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 Share-Based Payment (revised 2004) utilizing the modified prospective method.  Compensation expense of $201,600 and $225,700 relating to the vested portion of the fair value of stock options granted subsequent to adoption of the fair value method has been expensed to “Selling, General and Administration Expenses” in the first quarter of 2007 and 2006, respectively.

The impact of adopting Statement No. 123R did not increase compensation expense over the amount the Company would have recorded under Statement No. 123 during the first quarter of 2006 given that we adopted Statement No. 123 in November 2002.

In accordance with SFAS 123R, the fair value of each option granted in 2007 and 2006 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Year Granted	Option Fair Value	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2007	—	—	—	—	—
2006	$6.56 / $10.25	4.58%	5 / 7	26.3% / 41.0%	none

The Company did not modify any outstanding options to minimize the impact of 123R.  The Company is using the same valuation model and assumptions under 123R that it used before and the adoption of 123R will not affect our option granting practices.

6.              New Accounting Pronouncements

The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies.  As required by Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.  At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open.  The implementation of Interpretation 48 did not have a material impact on the financial statements.

The amount of unrecognized tax benefits as of December 30, 2006, was $258,500 for potential foreign and state taxes.  There have been no material changes in unrecognized tax benefits since December 30, 2006.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions.  Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.  With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2003.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense for all periods presented.  The Company had accrued approximately $23,000 for the payment of interest and penalties at December 30, 2006.  Subsequent changes to accrued interest and penalties have not been significant.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which establishes a framework for reporting fair value and expands disclosure about fair value measurements.  FAS 157 is effective for our 2008 fiscal year.  We are currently evaluating the impact of this standard on our financial statements.

In February 2007, FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“FAS 159”).  FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  FAS 159 is effective for fiscal years after November 15, 2007.  We are currently evaluating the impact of adopting this statement on our financial statements.

7.  Reclassifications:

Certain amounts in the April 1, 2006 financial statements have been reclassified to conform with the March 31, 2007 presentation.  These reclassifications have no effect on net income or shareholders’ equity as previously reported.

8.     Earnings Per Share:

The Company calculates earnings per share in accordance with SFAS No. 128 by dividing net income by the weighted average number of shares of common stock outstanding to arrive at the Earnings Per Share - Basic.  The Company calculates Earnings Per Share - Dilutive by dividing net income by the weighted average number of shares of common stock and dilutive stock equivalents from the exercise of stock options and warrants using the treasury stock method.  The weighted average diluted outstanding shares is computed by adding the weighted average basic shares outstanding with the dilutive effect of stock options and warrants equivalent to 131,790 shares and 239,712 shares for the quarters ended March 31, 2007 and April 1, 2006, respectively.

Stock options for 177,676 shares and 34,576 shares at March 31, 2007 and April 1, 2006, respectively, were outstanding but were not included in the calculation of Earnings Per Share — Diluted because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be anti-dilutive.

9.     Shareholders’ Equity:

Repurchase of Common Stock

Under the board of directors’ authorization, the Company has the ability to repurchase up to 4,000,000 shares of its common stock, of which all but 277,253 shares have been repurchased.  Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.  Since inception of stock repurchase activities in November 1995 through March 31, 2007, the Company has repurchased 3,722,747 of its stock at an average price of $13.98 per share.  In the first quarter of 2007, the Company repurchased 218,205 shares for an aggregate purchase price of $3,915,100 or $17.94 per share.

Dilutive Securities

As of March 31, 2007, the Company had options and warrants outstanding to purchase a total of 628,000 shares of its common stock with an average exercise price of $14.46 per share.  Of these, 395,150 were exercisable as of March 31, 2007.

Stock Option Plans

The Company has authorized up to 750,000 shares of common stock be reserved for granting either nonqualified or incentive stock options to officers and key employees under the Company’s 2001 Stock Option Plan (the 2001 Plan).

Grants under the 2001 Plan are made by the Board of Directors or a Board-designated committee at a price of not less than 100% of the fair market value on the date of grant.  If an incentive stock option is granted to an individual who owns more than 10% of the voting rights of the Company’s common stock, the option exercise price may not be less than 110% of the fair market value on the date of grant.  The term of the options may not exceed 10 years, except in the case of nonqualified stock options, whereby the terms are established by the Board of Directors or a Board-designated committee.  Options may be exercisable in whole or in installments, as determined by the Board of Directors or a Board-designated committee.

The Company also sponsors a Stock Option Plan for Non-Employee Directors (the “Non-Employee Directors’ Plan”) and reserved a total of 200,000 shares for issuance to directors of the Company who are not employees. Each option granted under the Non-Employee Directors Plan vests and becomes exercisable in five equal increments, beginning one year after the date of grant.

Stock options granted and exercised under the 2001 Plan and Non-Employee Directors Plan as of March 31, 2007 were as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Remaining Intrinsic Value
Outstanding at December 30, 2006	558,000	$17.75	7.43	$1,361,100
Exercised	(70,000)	10.37
Forfeited	(60,000)	21.59
Outstanding at March 31, 2007	428,000	$18.42	7.46	$295,400
Exercisable at March 31, 2007	195,150	$15.22	6.26	$758,800

All unexercised options at March 31, 2007 have an exercise price equal to the fair market value on the date of the grant.

As of March 31, 2007, we had $2.2 million of total unrecognized compensation expense related to stock options that is expected to be recognized over the remaining weighted average period of 7.46 years.

Other Options

On March 22, 2000, Sheldon Fleck, a former consultant to the Company, was granted a warrant to purchase 200,000 shares of common stock at an exercise price of $6 per share.  This warrant will expire on March 22, 2008 if unexercised.  Such warrant remains unexercised as of March 31, 2007.

10.  Long-term Debt:

On June 6, 2006, pursuant to the terms of the Credit Facility, the Company increased its availability under the Credit Facility from $15 million to $20 million.

As of March 31, 2007, the Company had $9.7 million outstanding on its Credit Facility bearing interest between 7.32% and 8.25%.

The Credit Facility has a borrowing base that is equal to two times the Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of the Company’s franchising and corporate overhead plus 90% of the amount of eligible leased assets.  The line of credit will be used for growing the Company’s leasing business, stock repurchases and general corporate purposes.  The Credit Facility is secured by a lien against substantially all of the Company’s assets.

Renewable Unsecured Subordinated Notes

In May 2006, the Company filed a public offering of up to $50 million of Renewable Unsecured Subordinated Notes that was declared effective in June 2006.  In March 2007, the Company filed Post-Effective Amendment No. 2 to the public offering that was declared effective March 30, 2007.  Through March 31, 2007, the Company has $14,085,000 outstanding in renewable unsecured subordinated notes.  The table below presents the Company’s outstanding notes payable as of March 31, 2007:

	Original Term	Principal Amount	Weighted Average Interest Rate
Renewable unsecured subordinated notes	3 months	$6,200	5.75%
	6 months	13,200	6.23%
	1 year	1,334,000	7.32%
	2 years	1,967,100	8.32%
	3 years	3,923,500	9.33%
	4 years	1,163,500	9.84%
	5 years	5,543,000	10.10%
	10 years	134,500	10.29%
Total		$14,085,000	9.35%

The Company made interest payments of $239,600 and $0 on the renewable unsecured subordinated notes during the first quarter of 2007 and 2006, respectively.  The weighted average term of the outstanding renewable unsecured subordinated notes is 43 months.

The Company incurred $231,800 in costs related to the issuance of the Renewable Unsecured Subordinated Notes in 2006.  The costs can be broken into three distinct categories (i) Offering Costs (ii) On Going Costs (iii) Annual Costs.  These costs have been capitalized and will be amortized as a component of interest expense.  The offering and on going costs associated with the debt offering are being amortized over the weighted-average term of the debt.  In connection with the debt offering, the Company will incur certain additional annual costs that are being amortized over a 12-month period.

11.  Other Contingencies:

In addition to the operating lease obligations disclosed in Note 12 of the Company’s Form 10-K for the year ended December 30, 2006, the Company has remained a guarantor on Company-owned retail stores that have been either sold or closed.  At March 31, 2007 and April 1, 2006, $99,000 and $125,000, respectively, is included in accrued liabilities relating to these obligations.  These leases have various expiration dates through 2008.  The Company believes it has adequate accruals for any future liability.

12.  Segment Reporting:

The Company currently has two reportable business segments, franchising and leasing.  The franchising segment franchises value-oriented retail store concepts that buy, sell, trade and consign merchandise.  The leasing segment includes (i) Winmark Capital Corporation, a middle-market equipment leasing business and (ii) Wirth Business Credit, Inc., a small ticket equipment leasing business.  Segment reporting is intended to give financial statement users a better view of how the Company manages and evaluates its businesses. The Company’s internal management reporting is the basis for the information disclosed for its business segments.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaids, inventory, property and equipment and investment in leasing operations. Unallocated assets include corporate cash and cash equivalents, long-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.  The following tables summarize financial information by segment and provide a reconciliation of segment contribution to operating income:

	Three Months Ended
	March 31, 2007	April 1, 2006
Revenue:
Franchising	$6,851,200	$6,711,500
Leasing	775,700	261,800
Total revenue	$7,626,900	$6,973,300

Reconciliation to operating income:
Franchising segment contribution	$2,224,700	$2,321,800
Leasing segment contribution	(934,500)	(912,800)
Total operating income	$1,290,200	$1,409,000

Depreciation and amortization:
Franchising	$—	$—
Leasing	17,900	2,200
Unallocated	53,800	38,300
Total depreciation and amortization	$71,700	$40,500

	As of
	March 31, 2007	December 30, 2006
Identifiable assets:
Franchising	$4,582,800	$4,543,900
Leasing	24,495,800	19,861,300
Unallocated	13,066,600	13,200,900
Total	$42,145,200	$37,606,100

Notes:  In prior years operating income included “other contribution” that represented unallocated shared-service costs such as corporate executive management, occupancy, management information services, account services, telephone expense and human resources.  Other contribution is now allocated to the two segments based upon estimated revenues.  April 1, 2006 amounts have been reclassified to conform with the March 31, 2007 presentation.

13.  Related Party Transactions:

On February 12, 2007, in connection with Winmark Corporation’s (“Company”) existing stock repurchase plan, the Company agreed to repurchase 50,000 shares of common stock from K. Jeffrey Dahlberg for aggregate consideration of $900,000, or $18.00 per share.

On February 27, 2007, John L. Morgan, chief executive officer and chairman of Winmark Corporation, subscribed for and purchased $500,000 of Two Year maturity unsecured subordinated notes on a monthly interest payment schedule as described in the Interest Rate Supplement filed on Form 424B2 with the Securities and Exchange Commission on June 16, 2006 (“Interest Rate Supplement”) offered by Winmark pursuant to a prospectus and related documents declared effective on June 14, 2006 (“Prospectus”).

On February 28, 2007, in connection with Winmark’s existing stock repurchase plan, Winmark agreed to repurchase 160,000 shares of common stock from Stephen M. Briggs, formerly Winmark’s Chief Operating Officer and President, for aggregate consideration of $2,859,200, or $17.87 per share.

14. Subsequent Events:

On April 5, 2007, John L. Morgan, chief executive officer and chairman of Winmark Corporation (“Winmark”), subscribed for and purchased $400,000 of four year maturity unsecured subordinated notes on a monthly interest payment schedule at the rates described in the Interest Rate Supplement filed on Form 424B2 with the Securities and Exchange Commission on April 3, 2007 (“Interest Rate Supplement”) offered by Winmark pursuant to a prospectus and related documents declared effective on March 30, 2007 (“Prospectus”).  In connection with his investment, Mr. Morgan agreed that his notes would be voted consistent with the majority of the remaining noteholders in an event of default.

On April 16, 2007, Mark T. Hooley, President of Wirth Business Credit, Inc. and a named executive officer Winmark Corporation (“Winmark”) submitted his resignation, effective April 27, 2007.  Winmark’s existing management will be assuming Mr. Hooley’s responsibilities after his departure.  On April 23, 2007, Mr. Hooley and Winmark executed a Separation Letter and Agreement (“Separation Agreement”).  In accordance with the terms of the Separation Agreement, Mr. Hooley will remain a consultant for Winmark for a period of eight (8) months, and will be compensated at a rate of $6,250 per month.

At the regularly scheduled Annual Meeting of Shareholders of Winmark Corporation (the “Company”) held on May 2, 2007, the Company’s shareholders approved a resolution (as described more completely in the Company’s definitive Proxy Statement filed with the United States Securities and Exchange Commission on March 21, 2007) to amend the Company’s Stock Option Plan for Nonemployee Directors (the “Plan”) to increase the number of approved and reserved shares of Common Stock under the Plan from 200,000 to 300,000.

ITEM 2:   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

As of March 31, 2007, we had franchises operating under the following brands:  Play it Again Sports®, Once Upon a Child®, Plato’s Closet®, Music Go Round® and Wirth Business Credit™.  Management tracks closely the following criteria to evaluate current business operations and future prospects: royalties, franchise fees, leasing activity, selling, general and administrative expenses, franchise openings and closings and franchise renewals.

Our most profitable sources of franchising revenue are royalties earned from our franchise partners and franchise fees for new store openings and transfers.

During the first quarter of 2007, our royalties increased $109,100 or 2.2% compared to the first quarter of 2006.  Franchise fees increased $85,000 or 39.5% compared to the same period last year and primarily reflect consistent new openings in established brands and the addition of the new Wirth Business Credit™ franchise system.  During the first three months of 2007, revenue generated from the Company’s leasing activities was $775,700 compared to $261,800 in the same period last year.  (See Note 12 — “Segment Reporting.”)  The Company’s leasing portfolio was $22.8 million at March 31, 2007.  (Investment in direct finance lease plus long-term investment in leasing operations.)

Management monitors several nonfinancial factors in evaluating the current business operations and future prospects, including franchise openings and closings and franchise renewals.  The following is a summary of our franchising activity for the first quarter ended March 31, 2007:

					QUARTER ENDING 3/31/07
	TOTAL 12/30/06	OPENED	CLOSED	TOTAL 3/31/07	AVAILABLE FOR RENEWAL	COMPLETED RENEWALS
Play It Again Sports® Franchised Stores - US and Canada	388	3	(4)	387	4	2

Once Upon A Child® Franchised Stores - US and Canada	214	3	(0)	217	4	4

Plato’s Closet® Franchised Stores	181	8	(0)	189	—	—

Music Go Round® Franchised Stores	41	0	(1)	40	1	1
Total Franchised Stores	824	14	(5)	833	9	7

Wirth Business Credit™ Franchises	12	1	0	13	—	—
Total Franchises	836	15	(5)	846	9	7

Renewal activity is a key focus area for management.  Our franchisees sign 10-year agreements with us.  The renewal of existing franchise agreements as they approach their expiration is an indicator that management monitors to determine the health of our business and the preservation of future royalties.  During the three months ended March 31, 2007, the Company renewed 7 franchise agreements of the 9 franchise agreements that were available for renewal.

Management continually monitors the level and timing of selling, general and administrative expenses.  The major components of selling, general and administrative expenses include salaries, wages and benefits, advertising, travel, occupancy, legal and professional fees.  During the three months ended March 31, 2007, selling, general and administrative expense increased due to salaries and franchisee commissions in connection with our leasing activities.

	March 31, 2007	April 1, 2006
Selling, general and administrative expenses	$4,993,700	$4,321,400

Our ability to grow our profits is dependent on our ability to: (i) effectively support our franchise partners so that they produce higher revenues, (ii) open new franchises, (iii) increase lease originations of Wirth Business Credit, Inc. and Winmark Capital Corporation and (iv) control our selling, general and administrative expenses.

Results of Operations

The following table sets forth for the periods indicated, certain income statement items as a percentage of total revenue and the percentage change in the dollar amounts from the prior period:

	Three Months Ended		First Quarter 2007 over (under)
	March 31, 2007	April 1, 2006	First Quarter 2006
Revenue:
Royalties	67.6%	72.3%	2.2%
Merchandise sales	16.5	18.5	(2.4)
Leasing income	10.2	3.8	196.3
Franchise fees	3.9	3.1	39.5
Other	1.8	2.3	14.1
Total revenue	100.0%	100.0%	9.4%

Cost of merchandise sold	(15.8)	(17.8)	(2.6)
Leasing expense	(1.8)	—	—
Selling, general and administrative expenses	(65.5)	(62.0)	15.6
Income from operations	16.9	20.2	(8.4)
Interest expense	(4.4)	—	—
Interest and other income	1.7	6.6	(71.6)
Income before income taxes	14.2	26.8	(41.7)
Provision for income taxes	(5.5)	(10.8)	(43.5)
Net income	8.7%	16.0%	(40.5)%

Comparison of Three Months Ended March 31, 2007 to Three Months Ended April 1, 2006

Revenue

Revenue for the quarter ended March 31, 2007 totaled $7.63 million compared to $6.97 million for the comparable period in 2006.

Royalties increased to $5.1 million for the first quarter of 2007 from $5.0 million for the same period in 2006, a 2.2% increase.  The increase was due to higher Plato’s Closet® royalties of $151,000, partially offset by lower Play It Again Sports® royalties of $41,000.  The increase in Plato’s Closet® royalties is primarily due to having 25 additional Plato’s Closet® franchise stores in the first quarter of 2007 compared to the same period last year and higher franchisee retail sales in this brand.

Merchandise sales include the sale of product to franchisees either through the Play It Again Sports® buying group, or through our Computer Support Center (“Direct Franchisee Sales”).  For the first quarter of 2007 and 2006, they were as follows:

	2007	2006
Direct Franchisee Sales	$1,259,100	$1,290,700

Direct Franchisee Sales revenues decreased $31,600, or 2.4%, for the three months ended March 31, 2007 compared to the same period last year.  This is a result of management’s strategic decision to have more franchisees purchase merchandise directly from vendors and having 8 fewer Play It Again Sports® stores open than one year ago.

Franchise fees increased to $300,000 for the first quarter of 2007 compared to $215,000 for the first quarter of 2006.  The increase is due to opening fourteen stores in the first quarter of 2007, compared to eleven in the same period of 2006.

Leasing income increased to $775,700 for the first quarter of 2007 compared to $261,800 for the same period in 2006.  The increase is due to a larger lease portfolio in 2007 compared to 2006.

Cost of Merchandise Sold

Cost of merchandise sold decreased $31,900 or 2.6% for the first quarter of 2007 compared to the same period last year.  The decrease was primarily due to a decrease in Direct Franchisee Sales discussed in the revenue section.

Cost of merchandise sold includes in-bound freight and the cost of merchandise sold to franchisees either through the Play It Again Sports® buying group, or through our Computer Support Center (“Direct Franchisee Sales”).  The cost of merchandise sold as a percentage of Direct Franchisee Sales for the first quarter of 2007 and 2006 were as follows:

	2007	2006
Direct Franchisee Sales	95.9%	96.0%

Leasing Expense

Leasing expense increased to $135,800 in the first quarter of 2007 compared to $3,800 in the first quarter of 2006.  The increase is due to interest on increased borrowings in connection with the growth of the Company’s lease portfolio.

Selling, General and Administrative

The $672,300, or 15.6%, increase in selling, general and administrative expenses in the first three months of 2007 compared to the same period in 2006 is primarily due to increases in salaries, franchisee commissions and provision for credit losses of $431,000, $175,000 and $151,000, respectively.  The increase in salary expense includes $263,700 of prepaid commissions related to the departure of leasing sales staff.

Interest Expense

Interest expense increased to $333,000 in the first quarter of 2007 compared to $0 in the first quarter of 2006.  The increase is due to interest on borrowings on the line of credit and renewable subordinated notes.

Interest and Other Income

During the first quarter of 2007, the Company had interest and other income of $129,400 compared to $456,100 of interest and other income in the first quarter of 2006.  The decrease is primarily due to the $360,000 transaction fee recognized in 2006 on the Commercial Credit Group redemption and investment agreements.  (See Note 3.)

Income Taxes

The provision for income taxes was calculated at an effective rate of 40.0% and 40.3% for the first quarter of 2007 and 2006, respectively.  The lower effective rate in 2007 reflects a lower amount of non-deductible expenses.

Segment Comparison of the Three Months Ended March 31, 2007 to Three Months Ended April 1, 2006

Franchising segment operating income (loss)

The franchising segment’s first quarter 2007 operating income decreased by $97,100 or 4.2% to $2.22 million from $2.32 million for the first quarter 2006.  The decrease in segment contribution was primarily due to $174,000 of selling, general and administrative expenses, mainly conference expenses, partially offset by higher royalty income of $109,100 or 2.2%.  The increase in royalties was primarily due to higher Plato’s Closet® royalties of $151,000, partially offset by lower Play It Again Sports® royalties of $41,000.  The increase in Plato’s Closet® royalties is primarily due to having 25 additional Plato’s Closet® franchise stores open in the first quarter of 2007 compared to the same period last year and higher franchisee retail sales in this brand.

Leasing segment operating loss

 The leasing segment’s first quarter 2007 operating loss increased $21,700 or 2.4% to ($934,500) compared to a loss of ($912,800) during the first quarter of 2006.  This loss was primarily due to a $536,000 increase in direct costs associated with starting up the leasing segment partially offset by a $514,000 increase in leasing income.

Liquidity and Capital Resources

The Company’s primary sources of liquidity have historically been cash flow from operations and credit agreement borrowings.  The components of the income statement that affect the liquidity of the Company include the following non-cash items: depreciation and compensation expense related to stock options.  The most significant component of the balance sheet that affects liquidity is long-term investments.  Long-term investments includes $11.5 million of illiquid investments in three private companies: Tomsten, Inc., Commercial Credit Group, Inc. and BridgeFunds Limited.  The Company ended the first quarter of 2007 with $1.0 million in cash and cash equivalents and a current ratio (current assets divided by current liabilities) of .78 to 1.0 compared to $1.8 million in cash and cash equivalents and a current ratio of 1.25 to 1.0 at the end of the first quarter of 2006.

Operating activities provided cash of $788,200 for the first quarter of 2007 compared to $1.5 million for the same period last year.  Cash provided by operating assets and liabilities include a $159,400 decrease in income tax receivable due to utilizing prior year-end tax overpayments.  Advance and security deposits provided cash of $304,100 due to increased lease originations.  Prepaid expenses provided cash of $233,200 primarily due to the reduction in prepaid commissions due to the departure of leasing sales staff.  Cash utilized by operating assets and liabilities include a $457,000 increase in accounts receivable primarily due to an increase in buying group activity and increased royalty accruals.  Accrued liabilities utilized $236,400 due to lower accruals for payment of employee bonuses.  Accounts payable utilized $242,800 due to decreased amounts owed on lease equipment.

Operating activities provided cash of $1.5 million for the first quarter of 2006.  Cash provided by operating assets and liabilities include a $603,700 decrease in income tax receivable due to utilizing prior year-end tax overpayments.  Advance and security deposits provided cash of $322,800 due to increased lease originations.  Deferred revenue provided cash of $128,000 primarily due to increased deposits on future store openings.  Cash utilized by operating assets and liabilities include a $257,000 increase in accounts receivable primarily due to an increase in buying group activity and increased royalty accruals.  Accrued liabilities utilized $116,000 due to lower accruals for payment of employee bonuses.

Investing activities used $4.7 million of cash during the first quarter of 2007 compared to $2.1 million during the same period of 2006, primarily due to the purchase of equipment for lease contracts, partially offset by collections on lease receivables in both periods.

Financing activities used $3.9 million of cash during the first quarter of 2007 compared to $435,900 during the same period of 2006, primarily due to the repurchase of 218,205 shares of Company common stock.

Financing activities used $435,900 of cash during the first quarter of 2006 due to $785,000 used to repurchase 35,000 shares of Company common stock, partially offset by $191,300 and $157,800 received from the exercise of stock options and related tax benefit received on exercised stock options, respectively.

For a description of the Company’s off balance sheet arrangements, see our contractual cash obligations and commitments chart in the Liquidity and Capital Resources section appearing in our annual report on Form 10-K for the fiscal year ended December 30, 2006.

As of March 31, 2007, the company had no other material outstanding commitments.

On March 31, 2006, we entered into a Second Amendment (the “Second Amendment”) to our $15,000,000 line of credit with LaSalle Bank National Association (as amended, the “Credit Facility”).  The Credit Facility allows us various interest rate options, including fixed rate, LIBOR plus 2% and the bank’s base rate plus 200 basis points.  The Second Amendment, among other things, extends the term of the Credit Facility to March 31, 2010, and allows us to increase our obligations under the Credit Facility over time up to $25,000,000 provided that certain conditions are met.  As a result of the Second Amendment, certain financial covenants in the Credit Facility have changed, including (i) minimum tangible net worth; (ii) minimum interest coverage ratio; and (iii) maximum senior leverage ratio.

On May 19, 2006, we entered into a Third Amendment (the “Third Amendment “) to our Credit Facility. The Third Amendment, among other things, affirms the Lender’s consent to the repurchase of Rush River’s 420,000 shares of Winmark common stock (“Repurchase”).  The Third Amendment also amends the definition of tangible net worth in the Credit Facility to add into the Company’s tangible net worth the amount paid by us for the Repurchase, $9.891 million, for the period ended December 30, 2006.

On June 6, 2006, pursuant to the terms of the Credit Facility, the Company increased its availability under the Credit Facility from $15 million to $20 million.

The Credit Facility has a borrowing base that is equal to two times the Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of the franchising and corporate segments plus 90% of the amount of eligible leased assets.  The line of credit will be used for growing our leasing business, stock repurchases and general corporate purposes.  The Credit Facility is secured by a lien against substantially all of our assets.

On April 19, 2006, we announced the filing of a “shelf registration” on Form S-1 registration statement with the Securities and Exchange Commission for the sale of up to $50 million of renewable subordinated unsecured notes with maturities from three months to ten years.  In June 2006, the Form S-1 registration became effective.  In March 2007, the Company filed Post-Effective Amendment Number 2 to the public offering that was declared effective March 30, 2007.  We intend to use the net proceeds from the offering to pay down our credit facility, expand our leasing portfolio, to make acquisitions, to repurchase common stock and for other general corporate purposes.  As of March 31, 2007, $16.27 million of the renewable subordinated notes have been sold.

We believe that cash generated from future operations and cash on hand will be adequate to meet our current obligations and operating needs.  We believe that the combination of our cash on hand, the cash generated from our franchising business, cash generated from discounting sources, our bank line of credit as well as our renewable subordinated unsecured notes, will be adequate to fund our planned operations, including leasing activity, for 2007.

Critical Accounting Policies

We prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  As such, the Company is required to make certain estimates, judgments and assumptions that it believes are reasonable based on information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.  There can be no assurance that actual results will not differ from these estimates.  The following critical accounting policies that the Company believes are most important to aid in fully understanding and evaluating the reported financial results include the following:

Revenue Recognition — Royalty Revenue and Franchise Fees

The Company collects royalties from each franchise based on a percentage of retail store gross sales.  The Company recognizes royalties as revenue when earned.  At the end of each accounting period, estimates of royalty amounts due are made based on applying historical weekly sales information to the number of weeks of unreported franchisee sales.  If there are significant changes in the actual performances of franchisees versus estimates, royalty revenue would be impacted.  During the first quarter of 2007, the Company collected $125,800 more than estimated at December 30, 2006.  As of March 31, 2007, royalty receivables were $1,229,800.

The Company collects franchise fees when franchise agreements are signed and recognizes the franchise fees as revenue when the franchise is opened, which is when the Company has performed substantially all initial services required by the franchise agreement.  Franchise fees collected from franchisees but not yet recognized as income are recorded as deferred revenue in the liability section of the Company’s balance sheet.  As of March 31, 2007, deferred franchise fees were $1,069,100.

Stock-Based Compensation

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock options.  The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include implied volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

The Company evaluates the assumptions used to value awards on an annual basis.  If factors change and the Company employs different assumptions for estimating stock-based compensation expense in future periods or if the Company decides to use a different valuation model, the future periods may differ significantly from what it has recorded in the current period and could materially affect operating income, net income and net income per share.

Impairment of Long-term Investments

On an annual basis, the Company evaluates its long-term investments for impairment.  The impairment, if any, is measured by the difference between the assets’ carrying amount and their fair value, based on the best information available, including market prices, discounted cash flow analysis or other financial metrics that management utilizes to help determine fair value.  Judgments made by management related to the fair value of its long-term investments are affected by factors such as the ongoing financial performance of the Investees, additional capital raises by the Investees as well as general changes in the economy.

Leasing Income Recognition

Leasing income is recognized under the effective interest method.  The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease.  When a lease is 90 days or more delinquent, the lease is classified as being on non-accrual and the Company stops recognizing leasing income on that date.

Allowances for Credit Losses

The Company maintains an allowance for credit losses at an amount that it believes to be sufficient to absorb losses inherent in existing lease portfolio as of the reporting dates.  A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level.  If the actual results are different from the Company’s estimates, results could be different.  The Company policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Forward Looking Statements

The statements contained in this Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not strictly historical fact, including without limitation, our statement that we will have adequate capital and reserves to meet our current and contingent obligations and operating needs, are forward looking statements made under the safe harbor provision of the Private Securities Litigation Reform Act.  Such statements are based on management’s current expectations as of the date of this Report, but involve risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated by such forward looking statements.  Investors are cautioned to consider these forward looking statements in light of important factors which may result in material variations between results contemplated by such forward looking statements and actual results and conditions.  See the section appearing in our annual report on Form 10-K for the fiscal year ended December 30, 2006 entitled “Risk Factors” and Part II, Item 1A in this Report for a more complete discussion of certain factors that may cause our actual results to differ from those in our forward looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made.  We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

ITEM 3:   Quantitative and Qualitative Disclosures About Market Risk

The Company incurs financial markets risk in the form of interest rate risk.  The Company currently has available a $20.0 million line of credit with LaSalle Bank National Association.  We had $9.7 million of debt outstanding at March 31, 2007 under this line of credit.  The interest rate applicable to this agreement is based on either the bank’s base rate plus 200 basis points or LIBOR.  Our earnings would be affected by changes in these short-term interest rates.  Risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates.   At our current level of borrowings, a one percent increase in our applicable rate would reduce annual pretax earnings by $97,000.  We had no interest rate derivatives in place at March 31, 2007, to mitigate this risk.

Approximately $117,000 of our cash and cash equivalents at March 31, 2007 were invested in money market mutual funds, which are subject to the effects of market fluctuations in interest rates.

Although we conduct business in foreign countries, international operations are not material to our consolidated financial position, results of operations or cash flows.  Additionally, foreign currency transaction gains and losses were not material to our results of operations for the quarter ended March 31, 2007.  Accordingly, we are not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on our future costs or on future cash flows we would receive from our foreign activity.  To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

ITEM 4:   Controls and Procedures

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.   OTHER INFORMATION

ITEM 1:

Not applicable.

ITEMS 1A:  Risk Factors

In addition to the other information set forth in this report, including the important information in “Forward-Looking Statements,” you should carefully consider the “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the year ended December 30, 2006.  If any of those factors were to occur, they could materially adversely affect our financial condition or future results, and could cause our actual results to differ materially from those expressed in our forward-looking statements in this report.  The Company is aware of no material changes to the Risk Factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 30, 2006.

ITEM 2:  Unregistered Sales of Equity Securities and Use of Proceeds

Purchase of Equity Securities by the Issuer and Affiliated Purchaser

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan(1)	Maximum Number of Shares that may yet be Purchased Under the Plan
December 31, 2006 to February 3, 2007	8,205	$19.000	8,205	487,253
February 4, 2007 to March 3, 2007	210,000	17.901	210,000	277,253
March 4, 2007 to March 31, 2007	0	—	0	277,253
Total	218,205		218,205	277,253

(1)                                  The Board of Directors’ authorization for the repurchase of shares of the Company’s common stock was originally approved in 1995 with no expiration date.  The total shares approved has been increased by additional Board of Directors’ approvals and is currently limited to 4,000,000 shares, of which 277,253 may still be repurchased.

ITEMS 3 - 5:

Not applicable.

ITEM 6:   Exhibits

3.1                                 Articles of Incorporation, as amended (Exhibit 3.1)(1)

3.2                                 By-laws, as amended and restated to date (Exhibit 3.2)(2)

10.1                           Subscription Agreement, between John L. Morgan and Winmark Corporation, dated February 27, 2007, to purchase approximately $500,000 of Two-Year maturity unsecured subordinated notes (Exhibit 4.4)(1)

31.1                           Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2                           Certification of Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1                           Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2                           Certification of Chief Financial Officer and Treasurer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)                                  Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective August 24, 1993 (Reg. No. 333-65108).

(2)                                  Incorporated by reference to the specified exhibit to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (Reg. No. 000-22012).

(3)                               Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective March 30, 2007 (Reg. No. 333-133393).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007	By:	/s/ John L. Morgan
John L. Morgan Chairman of the Board and Chief Executive Officer (principal executive officer)

Date: May 14, 2007	By:	/s/ Brett D. Heffes
Brett D. Heffes Chief Financial Officer and Treasurer

EXHIBIT INDEX
WINMARK CORPORATION
FORM 10-Q FOR QUARTER ENDED MARCH 31, 2007

Exhibit No.	Description
3.1	Articles of Incorporation, as amended (Exhibit 3.1)(1)
3.2	By-laws, as amended and restated to date (Exhibit 3.2)(2)
10.1	Subscription Agreement, between John L. Morgan and Winmark Corporation, dated February 27, 2007, to purchase approximately $500,000 of Two-Year maturity unsecured subordinated notes (Exhibit 4.4)(1)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer and Treasurer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)                      Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective August 24, 1993 (Reg. No. 333-65108).

(2)                      Incorporated by reference to the specified exhibit to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (Reg. No. 000-22012).

(3)                   Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective March 30, 2007 (Reg. No. 333-133393).

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John L. Morgan, certify that:

1.               I have reviewed this report on Form 10-Q of Winmark Corporation;

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 14, 2007	Signature:	/s/ John L. Morgan
John L. Morgan
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brett D. Heffes, certify that:

1.               I have reviewed this report on Form 10-Q of  Winmark Corporation;

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 14, 2007	Signature:	/s/ Brett D. Heffes
Brett D. Heffes Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Winmark Corporation (the “Company”) on Form 10-Q for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission (the “Report”), I, John L. Morgan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Winmark Corporation and will be retained by Winmark Corporation and furnished to the Securities and Exchange Commission upon request.

Date: May 14, 2007	/s/ John L. Morgan
John L. Morgan Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Winmark Corporation (the “Company”) on Form 10-Q for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission (the “Report”), I, Brett D. Heffes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Winmark Corporation and will be retained by Winmark Corporation and furnished to the Securities and Exchange Commission upon request.

Date: May 14, 2007	/s/ Brett D. Heffes
Brett D. Heffes
Chief Financial Officer and Treasurer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  May 15, 2007

Winmark Corporation

(Exact Name of Registrant as Specified in Its Charter)

Minnesota

(State or Other Jurisdiction of Incorporation)

000-22012	41-1622691
(Commission File Number)	(I.R.S. Employer Identification Number)

4200 Dahlberg Drive, Suite 100 Golden Valley, MN 55422-4837

(Address of Principal Executive Offices)  (Zip Code)

(612) 520-8500

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into Material Definitive Agreement.

On May 15, 2007, in connection with Winmark Corporation’s (“Company”) existing stock repurchase plan, the Company repurchased 50,000 shares of common stock from K. Jeffrey Dahlberg for aggregate consideration of $850,000, or $17.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINMARK CORPORATION

Date: May 16, 2007	By:	/s/ Catherine P. Heaven
Catherine P. Heaven
General Counsel